Letterhead of Bartlit Beck Herman Palenchar&Scott LLP
March 30, 2009
(303) 592-3120
dan.brody@bartlit-beck.com
Via Email and Federal Express
Song P. Brandon, Esq.
Office of Mergers and Acquisitions
Division of Corporate Finance
United States Securities and Exchange Commission
100 F. Street, N.E.
Mail Stop 3628
Washington, D.C. 20549-3628

Re:	Comments on Federal Signal Corporation’s Amendment No. 1 to its Preliminary Proxy Statement on Schedule 14A
Dear Ms. Brandon:
     At the request of Jennifer Sherman, General Counsel of Federal Signal Corporation (“Federal Signal”), I am writing in response to comments received from your office dated March 27, 2009 with respect to the above referenced filing. For your convenience, we have included each comment below followed by our response.
     Comment 1: We note your response to comment 1 and resissue the comment. The PRE14A you filed on March 5, 2009 should have been filed with the EDGAR code “PREC14A.” Please call the SEC’s Filer Support Branch Office at 202.551.8900 to correct your March 5, 2009 filing, or in the alternative, refile the document under EDGAR code “PREC14A.”
     Response 1: On March 27, 2009, Federal Signal refiled its initial preliminary proxy statement with the corrected EDGAR code “PREC14A.”
     Comment 2: We note that each of the nominees has consented to serve as a director of Federal Signal if elected. Disclose, if true, that each of the nominees has consented to being named in the proxy statement. Refer to Rule 14a-4(d).
     Response 2: We have revised the relevant language in the third full paragraph on page 7 of the proxy statement.

Ms. Brandon, Office of Mergers and Acquisitions
March 30, 2009

     Per Jennifer Sherman’s phone conversation with you today, we have reflected the changes noted above in a definitive proxy statement filed today with the Commission.
     Please feel free to contact Jennifer Sherman or me with any questions.
Sincerely,
/s/ Dan Brody
Dan Brody

cc:	Jennifer L. Sherman
Senior Vice President, Human Resources, General Counsel and Secretary